[redacted]

80
8/31/04

04013061

Act 8-31-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jack Dardis & Associates, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Veterans Blvd., Suite 200
(No. and Street)

Metairie	Louisiana	70005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Dardis (504)828-3052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ericksen, Krentel & LaPorte, L.L.P.
(Name – *if individual, state last, first, middle name*)

4227 Canal Street	New Orleans	Louisiana	70119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

RECD S.E.C.
AUG 27 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Dardis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jack Dardis & Associates, Ltd., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jean K. Niedenburger

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Jack Dardis & Associates, Ltd.

We have audited the accompanying statements of financial condition of Jack Dardis & Associates, Ltd. (a Louisiana corporation) as of June 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack Dardis & Associates, Ltd. at June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 23, 2004

Ericksen, Krentel & LaPorte LLP
Certified Public Accountants

Exhibit "A"

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2004 AND 2003

ASSETS

	2004	2003
ASSETS:		
Cash and cash equivalents	$ 68,825	$ 58,282
Cash segregated under federal and other regulations	4,128	18,276
Commissions receivable	41,041	29,570
Income tax refund receivable	109	1,263
Prepaid income taxes	1,057	12,599
Prepaid expenses	-	3,684
Securities owned:		
Marketable, at market value (cost $91,130 and $71,781 at June 30, 2004 and 2003, respectively)	104,464	80,434
Not readily marketable, at estimated fair value (cost $18,900 at June 30, 2003)	-	18,900
Cash surrender value of officers' life insurance (net of loans of $93,601 at June 30, 2003)	-	13,841
Total assets	$ 219,624	$ 236,849

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES:		
Payable to broker-dealers and clearing organizations	$ 3,011	$ 13,943
Other liabilities	2,498	-
Deferred tax liability	2,163	1,644
Total liabilities	7,672	15,587
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	6,000	6,000
Retained earnings	204,952	214,262
Total stockholder's equity	211,952	221,262
Total liabilities and stockholder's equity	$ 219,624	$ 236,849

Exhibit "B"

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 574,422	$ 502,552
Realized (loss) on investments	-	(1,410)
Unrealized gain on investments	4,680	27,780
Dividend and interest income	820	1,148
Other income	5,000	4,448
Total revenues	584,922	534,518
EXPENSES:		
Management fees	522,750	455,325
Bonding	7,020	1,822
Commissions	31,889	5,208
Insurance-general	4,834	11,052
Interest	3,505	291
Professional services	7,510	16,815
Regulatory fees	4,717	4,853
Taxes and licenses	357	373
Travel and entertainment	545	1,085
Other	10,290	9,196
Total expenses	593,417	506,020
Income (loss) before provision for income taxes	(8,495)	28,498
PROVISION FOR INCOME TAXES:		
Current	296	867
Deferred	519	5,278
Total provision for income taxes	815	6,145
Net income (loss)	$ (9,310)	$ 22,353

See accompanying NOTES TO FINANCIAL STATEMENTS

"Exhibit C"

JACK DARDIS & ASSOCIATES, LTD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2002	$ 1,000	$ 6,000	$ 191,909	$ 198,909
Net income	-	-	22,353	22,353
Balance at June 30, 2003	1,000	6,000	214,262	221,262
Net (loss)	-	-	(9,310)	(9,310)
Balance at June 30, 2004	$ 1,000	$ 6,000	$ 204,952	$ 211,952

NOTES TO FINANCIAL STATEMENTS

Exhibit "D"

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income (loss)	$ (9,310)	$ 22,353
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities:		
Unrealized (gain) on investments	(4,680)	(27,780)
Realized loss on sale of securities	-	1,410
(Increase) decrease in:		
Cash segregated under federal and other regulation	14,148	67,296
Commissions receivable	(11,471)	22,296
Income tax receivable	1,154	(250)
Prepaid income taxes	11,542	(12,599)
Prepaid expenses	3,684	(3,684)
Cash surrender value of officer's life insurance	13,840	2,490
Deferred tax asset	-	3,634
Increase (decrease) in:		
Payable to broker-dealers and clearing organizations	(10,932)	(71,629)
Other liabilities	2,498	(5,093)
Deferred tax liability	519	1,644
Net cash from operating activities	10,992	88
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Purchase of securities	(449)	(37,209)
Proceeds from sale of securities	-	59,961
Net cash from (used for) investing activities	(449)	22,752
Net increase in cash and cash equivalents	10,543	22,840
Cash and cash equivalents at beginning of year	58,282	35,442
Cash and cash equivalents at end of year	$ 68,825	$ 58,282

NOTES TO FINANCIAL STATEMENTS

JACK DARDIS & ASSOCIATES, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company is a nonclearing broker and, as such, has an agreement with a third-party broker and dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis. The Company's main business is the sale of mutual funds to customers located in several states but primarily in the Greater New Orleans area.

Method of Accounting

Assets and liabilities and revenues and expenses are recognized on the accrual basis of accounting.

Commission Income and Expenses

Commission income and expenses from several types of securities transactions executed on behalf of customers are recorded on a settlement date basis, generally the third business day following the transaction date. Use of settlement date rather than trade date, as required by generally accepted accounting principles, does not materially affect reported financial position or results of operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Securities

Marketable securities are valued at market value as determined by their quoted closing prices, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or fair value is included in income.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

No allowance has been made for uncollectible receivables as it has been the Company's experience that all amounts are collected in full.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses all nondirect-response advertising costs as incurred.

Advertising expense for the years ended June 30, 2004 and 2003 was $600 and $1,020, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

(2) STATEMENT OF CASH FLOW SUPPLEMENTARY DISCLOSURES

Cash paid during the year for:

	June 30, 2004	June 30, 2003
Interest	$ 3,505	$ 291
Income taxes	$ -	$ 19,140

(3) CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $4,128 and $18,276 at June 30, 2004 and 2003, respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) NOT READILY MARKETABLE SECURITIES

During the year ended June 30, 2004, the not readily marketable securities became marketable. The securities have been reclassified on the statement of financial position to be included in marketable securities and have been adjusted to market value at June 30, 2004.

(5) PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATIONS

Amounts payable to broker-dealers and clearing organizations at June 30, 2004 and 2003 consisted of the following:

	2004	2003
Payable to clearing broker	$ 3,011	$ 13,943

(6) REGULATORY REQUIREMENT

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule a broker and dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Uniform Net Capital Rule, of $50,000 or 12.5% of aggregate indebtedness, as defined, whichever is greater. The Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At June 30, 2004 and 2003, the net capital requirements were $50,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 and .09 to 1 at June 30, 2004 and 2003, respectively.

(7) RELATED PARTY TRANSACTIONS

During the years ended June 30, 2004 and 2003, $522,750 and $455,325, respectively, were paid to a company affiliated with Jack Dardis & Associates, Ltd. through common ownership for management fees and reimbursement of operating costs.

(8) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with generally accepted accounting principles, are not included on the balance sheet. These transactions are referred to as "off-balance sheet commitments" and differ from the Company's balance sheet activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves varying degrees of credit and market risk in excess of amounts recognized on the balance sheet. The Company minimizes its exposure to loss under these commitments by subjecting customer accounting to credit approval and monitoring procedures.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At June 30, 2004 and 2003, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

(9) INCOME TAXES

Deferred Tax Asset/(Liability)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets/(liabilities) consist of the following:

	June 30, 2004	June 30, 2003
Difference between the bases of investments for financial and income tax reporting	$ (2,533)	$ (1,644)
Carryforward of Charitable Contributions	370	-
Deferred tax liability	$ (2,163)	$ (1,644)

(9) INCOME TAXES (CONTINUED)

These amounts have been presented in the accompanying financial statements as a deferred tax liability of $2,163 and $1,644 at June 30, 2004 and 2003, respectively.

Effective Tax Rate

The effective tax rates differ from the federal and state statutory rates of 19% principally because of the effects of various nondeductible expenses, tax exempt income, recognition of deferred earnings on life insurance contracts and the benefit of graduated tax rates.

(10) FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash deposits at financial institutions and commissions receivable due from third-party brokers and dealers. The Company requires no collateral to secure the receivables.

The Company's cash management policies limit its exposure to concentrations of credit risk by maintaining primary cash accounts at financial institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a third-party broker-dealer, as described in previous notes, and other investment companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Schedule "1"

JACK DARDIS & ASSOCIATES, LTD.
COMPUTATIONS OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2004 AND 2003

	2004	2003
Stockholder's equity	$ 211,952	$ 221,262
Less: Non-allowable assets	(1,166)	(36,446)
Haircuts on investments	(16,532)	(12,955)
Capital charge for excess fidelity bond deductible	(4,000)	-
Net capital	190,254	171,861
Net capital requirement - greater of $50,000 or 12.5% of aggregate indebtedness	50,000	50,000
Net capital in excess of requirement	$ 140,254	$ 121,861
Aggregate indebtedness	$ 7,672	$ 15,587
Ratio of aggregate indebtedness to net capital	.04 to 1	.09 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of June 30, 2004 and 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 200,433	$ 178,337
Non-marketable security not excluded	-	(18,900)
Capital charge for excess fidelity bond deductible not excluded	(4,000)	-
Non-allowable assets not excluded	(1,166)	(17,546)
Adjust haircuts on investments	-	14,916
Adjust investments for realized gain on sale	-	11,618
Adjust commissions for commissions receivable	1,117	4,333
Adjust market value of investments	205	-
Adjust net cash surrender value of officers life insurance	-	(236)
Adjust prepaid expenses	(3,684)	3,684
Adjust income tax provision	(2,651)	(11,323)
Adjust accrued management fees	-	6,978
Net capital per above	$ 190,254	$ 171,861
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 8,440	$ 27,186
Adjust accrued management fees	-	(6,978)
Adjust income tax related liabilities	349	(288)
Adjust for commissions receivable	(1,117)	(4,333)
Aggregate indebtedness per above	$ 7,672	$ 15,587

There is no material difference between the computation of the basic net capital requirement as presented herein and as reported by the Company in Part II of Form X-17a-5 as of June 30, 2004 and 2003. Included in the computation of net capital are 12b1 fees verified as received within 30 days of June 30, 2004 and 2003.

Amounts as of June 30, 2003 have been recalculated due to a letter of caution issued by the NASD in 2004. As a result, the net capital as of June 30, 2003 has been reduced by $2,630 from the amount previously reported. The recalculation had no effect on aggregate indebtedness or the ratio of aggregate indebtedness to net capital reported. After these changes, Jack Dardis & Associates, Ltd. remains in compliance with the net capital and ratio of aggregate indebtedness requirement as of June 30, 2003.

Schedule "2"

JACK DARDIS & ASSOCIATES, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
JUNE 30, 2004 AND 2003

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with customers through unaffiliated clearing organizations on a fully-disclosed basis.

During the years ended June 30, 2004 and 2003, the Company maintained compliance with the conditions for exemption specified in paragraph (k) (2) of Rule 15c3-3.

Schedule "3"

JACK DARDIS & ASSOCIATES, LTD.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
JUNE 30, 2004 AND 2003

	Market Value	Number of Items
Information for possession or control requirements:		
For the year ended June 30, 2004:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2004, (for which instructions to reduce to possession or control had been issued as of June 30, 2004 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of June 30, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None
For the year ended June 30, 2003:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2003, (for which instructions to reduce to possession or control had been issued as of June 30, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of June 30, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Shareholder
Jack Dardis & Associates, Ltd.

In planning and performing our audits of the financial statements and supplemental schedules of Jack Dardis & Associates, Ltd. (the Company) for the years ended June 30, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements from prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

July 23, 2004

Ericksen, Krentel & LaPorte

Certified Public Accountants